Form 10-K405, Exhibit 13
period 1998-12-31
LINENS N THINGS INC
filed 1999-03-26
CIK 1023052



                                                                                                                       EXHIBIT 13
                                                           Annual Report
                                                       Linens 'n Things, Inc.
                                                                1998
Five-Year Financial Summary (in thousands, except  per share and selected operating data)
---------------------------------------------------------------------------------------------------------------------------------
                                                           1998(1)         1997(1)         1996(1)       1995(2)          1994
------------------------------------------------------ --------------- ------------- --------------- -------------- ---------------

Income Statement Data:
   Net Sales..........................................     $1,066,194      $874,224        $696,107      $555,095         $440,118
   Operating Profit...................................         61,988        45,507          30,683         8,133           32,242
   Net Income (Loss)..................................         38,062        25,790          15,039          (212)          17,198
   Net Income (Loss) Per Share(3).....................     $     0.94      $   0.65        $   0.39      $  (0.01)        $   0.45
   Weighted Average Shares Outstanding(4).............         40,407        39,537          38,558        38,536           38,536

Balance Sheet Data:
   Total Assets.......................................     $  560,844      $472,099        $423,957      $343,522         $273,167
   Working Capital....................................        154,893       123,375         113,582        69,399           42,568
   Total Long-Term Debt...............................             --            --          13,500            --               --
   Shareholders' Equity...............................     $  323,576      $280,035        $249,727      $ 76,678         $ 85,819

Selected Operating Data:
   Number of Stores...................................            196           176             169           155              145
   Total Gross Square Footage (000's).................          6,487         5,493           4,727         3,691            2,865
   Increase (Decrease) in Comparable
      Store Net Sales.................................           8.3%          6.6%            1.1%         (1.5%)            5.4%


(1) Reflects diluted earnings per share for 1998, 1997 and 1996 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128"). Basic earnings per share for 1998, 1997 and 1996 was $0.98, $0.67 and $0.39, respectively, based on weighted average shares outstanding of 38,895, 38,578 and 38,536, respectively.

(2) Reflects certain one-time special charges related to the CVS Strategic Program. Operating profit in 1995, excluding the effect of these charges, would have been $31.5 million.

(3) Unless otherwise stated, all references to common shares outstanding and income per share in the consolidated financial statements, notes to consolidated financial statements, and management's discussion and analysis of financial condition and results of operations are on a post-split basis.

(4) 1995 and prior reflect the actual shares issued upon the completion of the Company's initial public offering on November 26, 1996 adjusted for the stock split in May 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------
The following table sets forth the percentage of net sales for certain items included in the Company's consolidated statements of operations for the periods indicated:

December 31                       1998        1997         1996
-------------------------------- -------- -- -------- -- ---------

Percentage of net sales
Net sales......................   100.0%      100.0%       100.0%
Cost of sales, including
  buying and warehousing costs.    60.0        60.4         61.2
                                 --------    --------    ---------
Gross profit...................    40.0        39.6         38.8
Selling, general and
  administrative expenses......    34.2        34.4         34.4
                                 --------    --------    ---------
Operating profit...............     5.8         5.2          4.4
Interest expense, net..........     0.0         0.1          0.7
                                 --------    --------    ---------
Income before income taxes.....     5.8         5.1          3.7
Provision for income taxes.....     2.2         2.1          1.5
                                 --------    --------    ---------
Net income.....................     3.6%        3.0%         2.2%

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

Net Sales

Net sales for 1998 were $1,066.2 million, an increase of 22.0% over 1997 sales of $874.2 million, primarily as a result of new store openings and increased comparable store net sales. The Company opened 32 superstores and closed 12 stores in 1998, as compared with opening 25 superstores and closing 18 stores in 1997. At December 31, 1998, the Company operated 196 stores, of which 183 were superstores, as compared with 176 stores, of which 153 were superstores at December 31, 1997. Comparable store net sales increased 8.3% in 1998 compared with 6.6% in 1997. Comparable store net sales were driven not only by higher consumer traffic, but by an increase in average transaction, which reflects the increased focus the Company has placed on providing better guest service as well as the continued expansion of "things" merchandise. In addition, the Company had a strong holiday selling season during the fourth quarter when the Company reported a comparable store net sales increase of 8.0%, compared with 7.3% for the same period last year.

The Company's average net sales per store increased to $5.9 million in 1998 up from $5.2 million in 1997. This increase was due to strong comparable store net sales increases and the continued closing of lower volume traditional stores. For the year ended December 31, 1998, net sales of "linens" merchandise increased approximately 20% over the prior year, while net sales of "things" merchandise increased approximately 30% for the same period. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion of product categories within the "things" business.

Gross Profit

Gross profit for 1998 was $427.1 million, or 40.0% of net sales, as compared with $346.3 million, or 39.6% of net sales, in 1997. This increase as a percentage of net sales resulted from improved selling mix, increased import volume, improvements in buying and lower freight costs from the leveraging of the Company's logistics network.

Expenses

Selling, general and administrative expenses ("S,G&A") for 1998 were $365.1 million, or 34.2% of net sales, as compared with $300.8 million, or 34.4% of net sales, in 1997. S,G&A expenses were leveraged as a result of an 8.3% comparable store net sales increase, which was offset in part by increased store openings as well as an investment in store payroll in order to provide better guest service.

Operating profit for 1998 increased to $62.0 million, or 5.8% of net sales, up from $45.5 million, or 5.2% of net sales, during 1997.

Net interest expense in 1998 decreased to $83,000 from $1.0 million, or 0.1% of net sales, during 1997. This decrease was due to improved earnings and working capital management as well as payment of the CVS Note in 1997.

The Company's income tax expense for 1998 was $23.8 million, as compared with $18.7 million during 1997. Through planning initiatives implemented in 1998, the Company's effective tax rate was reduced to 38.5% from 42.0% in 1997.

Net Income

Net income for 1998 was $38.1 million, or 3.6% of net sales as compared with $25.8 million, or 3.0% of net sales in 1997.

Year Ended December 31, 1997 Compared With Year Ended December 31, 1996

Net Sales

Net sales for 1997 were $874.2 million, an increase of 25.6% over 1996 sales of $696.1 million, primarily as a result of new store openings and increased comparable store net sales. The Company opened 25 superstores and closed 18 stores in 1997, as compared with opening 36 superstores and closing 22 stores in 1996. At December 31, 1997, the Company operated 176 stores, of which 153 were superstores, as compared with 169 stores, of which 132 were superstores at December 31, 1996. Comparable store net sales increased 6.6% in 1997 compared with 1.1% in 1996. Comparable store net sales were driven not only by higher consumer traffic, but by an increase in average transaction, which reflects the increased focus placed on providing better guest service as well as the continued expansion of "things" merchandise. In addition, the Company had a strong holiday selling season during the fourth quarter, having reported a comparable store net sales increase of 7.3%.

The Company's average net sales per store increased to $5.2 million in 1997 from $4.5 million in 1996. This increase was due to strong comparable store net sales increases and the continued closing of the lower volume traditional stores. For the year ended December 31, 1997, net sales of "linens" merchandise increased approximately 20% over the prior year, while net sales of "things" merchandise increased approximately 38% for the same period. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion of product categories within the "things" business.

Gross Profit

Gross profit for 1997 was $346.3 million, or 39.6% of net sales, as compared with $269.9 million, or 38.8% of net sales, in 1996. This increase as a percentage of net sales resulted from improvements in buying, improved selling mix and lower freight costs from the leveraging of the Company's logistics network.

Expenses

Selling, general and administrative expenses for 1997 were $300.8 million, or 34.4% of net sales, as compared with $239.2 million, or 34.4% of net sales, in 1996.

As a result of the factors described above, operating profit for 1997 increased to $45.5 million, or 5.2% of net sales, from $30.7 million, or 4.4% of net sales, during 1996.

Net interest expense in 1997 decreased 78.4% to $1.0 million, or 0.1% of net sales, from $4.7 million, or 0.7% of net sales, during 1996. This decrease was due primarily to an increase in cash flow from operations in 1997, as well as $158.0 million in capital contributions from CVS in 1996. These contributions were used to repay the Company's intercompany debt to CVS prior to the initial public offering ("IPO") in 1996.

The Company's income tax expense for 1997 was $18.7 million, as compared with $11.0 million during 1996. The Company's effective tax rate in 1997 was 42.0%, as compared with 42.1% in 1996.

Net Income

As a result of the factors described above, net income for 1997 was $25.8 million, or 3.0% of net sales, as compared with $15.0 million, or 2.2% of net sales in 1996.

Liquidity and Capital Resources

The Company's capital requirements are primarily for investments in new stores, new store inventory purchases and seasonal working capital, as well as the second distribution center which is currently planned to open mid-1999. These requirements are funded through a combination of internally generated cash from operations, credit extended by suppliers and short-term borrowings.

The Company has available a three-year, $90 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders expiring March 31, 2001. The amount of borrowings can be increased up to $125 million provided certain terms and conditions contained in the Credit Agreement are met. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio, as defined in the Credit Agreement. As of December 31, 1998, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement also allows for up to $25 million in borrowings from uncommitted lines of credit outside of the Credit Agreement. As of December 31, 1998, the Company had no borrowings under the Credit Agreement or against the uncommitted lines of credit. Management currently believes that the Company's cash flows from operations, the revolving credit facility and the uncommitted lines of credit will be sufficient to fund anticipated capital expenditures and working capital requirements in the foreseeable future.

Net cash provided by operating activities for the year ended December 31, 1998 was $27.7 million as compared with $75.2 million for the same period in 1997. This change was primarily a result of an increase in inventory levels over the prior year. The increase in inventory reflects the impact of new store openings, as well as the Company's decision to maintain and improve its in-stock position, which is consistent with the Company's focus to improve guest service. The increase in inventory was also in response to the strong comparable store net sales increase during 1998. In addition, the Company reported a smaller change in accounts payable than the prior year due to the timing of vendor payments.

Net cash used in investing activities for the year ended December 31, 1998 was $46.3 million, as compared with $35.4 million for the same period in 1997. This was a result of an increase in new store openings in 1998.

Net cash provided by financing activities for the year ended December 31, 1998 was $21.3 million compared with net cash used in financing activities of $26.8 million for the same period in 1997. Net cash provided by financing activities in 1998 was primarily attributable to the timing of the settlement of vendor payments, as well as proceeds from common stock exercised during the year under stock incentive plans. Net cash used in financing activities in 1997 was primarily attributable to the timing of the settlement of vendor payments as well as the prepayment of the $10.0 million obligation on the CVS Note.

The Year 2000 Issue

The Company has conducted a comprehensive review of its computer systems to identify material systems that could be affected by the "Year 2000" issue and has developed an implementation plan intended to address this issue.

The Company has adopted a five-phase Year 2000 program, the principal components of which are:

Phase I: Identification and ranking of those internal Company systems, technology and equipment considered critical or substantially important to the flow of its operations; and communication with significant suppliers and vendors to the Company concerning their Year 2000 readiness

Phase II:     Assessment of items identified in Phase I

Phase III:    Remediation or replacement of non-compliant identified internal systems and components and determination of solutions for non-compliant suppliers and vendors

Phase IV:     Testing of systems and components

Phase V: Developing contingency plans to address the most reasonably likely worst case scenarios with respect to Year 2000

The identification and assessment phases of the Year 2000 program with respect to the Company's systems and equipment have been substantially completed for the Company's mission critical and other major information technology systems and hardware ("IT Systems") and for the Company's non-information technology equipment known to the Company to have microchips or other embedded technology and considered critical or substantially important to the flow of its operations ("non-IT Company Equipment"). The Company has also substantially completed the remediation phase for its IT Systems and its non-IT Company Equipment and substantially completed testing for its mission critical IT Systems. The Company currently expects to complete the testing phase for its IT Systems and non-IT Company Equipment including installation and testing of Year 2000 versions, by approximately the end of the second quarter of 1999. The Company will continue periodic testing during fiscal 1999 for new installations, versions or changes. Virtually all the compliance has been performed and is currently expected to be performed using internal resources.

In addition to Year 2000 implementation for the Company's internal systems and equipment, the Company is communicating with significant suppliers, vendors and other third parties with whom the Company has a business relationship in order to endeavor to determine their state of readiness with respect to Year 2000. Assessment of significant third party Year 2000 readiness is expected to be substantially completed in mid-1999. Failure of significant suppliers, vendors or other third parties to timely address and remedy Year 2000 problems or to develop and effect appropriate contingency plans could have a material adverse effect on the Company's business and operations. The Company believes that the geographically disbursed nature of its business and its large supplier and vendor base should minimize such potential adverse effects.

The Company presently believes that with modifications to existing software and conversions to new software for certain applications, the Year 2000 problem will not cause a significant disruption of its operations. However, the Year 2000 problem is unique and the Company's Year 2000 compliance program is based on various assumptions and expectations that cannot be assured. Potential risks include loss of electric power or certain communication links, failure of suppliers or vendors (or of entities which supply products, services or materials to them) to be Year 2000 ready, other disruptions to its business such as delayed deliveries from suppliers, as well as disruptions to the distribution channels, including ports, transportation services and the Company's own distribution center. The Company is in the process of developing a contingency plan, which is expected to be completed by approximately the third quarter of 1999 and will be based on its continuing assessment of potential risks.

The Company does not expect the costs associated with addressing Year 2000 issues (including internal personnel costs) to be material to the Company's financial condition or results of operations. Costs incurred to date have been expensed and were budgeted costs funded through operating cash flows. The costs associated with the completion of Year 2000 will be expensed as incurred and are not currently expected to have a material adverse impact on the Company's financial position or results of operations. The Company's cost estimates do not include costs associated with addressing and resolving issues as a result of the failure of third parties to be Year 2000 compliant.

Inflation and Seasonality

The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and substantially all of its net income for the year during the third and fourth quarters. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times throughout the document and may be identified by forward-looking terminology as "expect," "believe," "may," "will," "intend" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties including levels of sales, store traffic, acceptance of product offerings and fashions, competitive pressures from other home furnishings retailers, availability of suitable future store locations, schedule of store expansion plans and Year 2000 readiness issues relating to the Company's internal systems and those of third parties. These and other important factors that may cause actual results to differ materially from such forward-looking statements are included in the "Risk Factors" section of the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on May 29, 1997, and may be contained in subsequent reports filed with the Securities and Exchange Commission. You are urged to consider such factors. The Company assumes no obligation for updating any such forward-looking statements.

Consolidated Statements of Operations (in thousands, except per share amounts)
-------------------------------------------------------------------------------

Years ended December 31                                         1998            1997            1996
---------------------------------------------------------- ---------------  --------------  -------------

Net sales.................................................     $1,066,194        $874,224       $696,107
Cost of sales, including buying and
   warehousing costs......................................        639,138         527,924        426,196
                                                           ---------------  --------------  -------------

Gross profit..............................................        427,056         346,300        269,911
Selling, general and administrative expenses..............        365,068         300,793        239,228
                                                           ---------------  --------------  -------------

Operating profit..........................................         61,988          45,507         30,683
Interest expense, net.....................................             83           1,013          4,692
                                                           ---------------  --------------  -------------
Income before income taxes................................         61,905          44,494         25,991
Provision for income taxes................................         23,843          18,704         10,952
                                                           ---------------  --------------  -------------

Net income................................................     $   38,062        $ 25,790       $ 15,039
                                                           ===============  ==============  =============

Per share of common stock:

Basic
-----
Net income................................................     $     0.98        $   0.67       $   0.39
                                                           ---------------  --------------  -------------

Weighted average shares outstanding.......................         38,895          38,578         38,536

Diluted
-------
Net income................................................     $     0.94        $   0.65       $   0.39
                                                           ---------------  --------------  -------------

Weighted average shares outstanding.......................         40,407          39,537         38,558

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (in thousands, except share amounts)
------------------------------------------------------------------------

December 31                                                                               1998             1997
------------------------------------------------------------------------------------------------------------------
Assets
    Current assets:
      Cash and cash equivalents................................................       $ 42,638           $ 39,882
      Accounts receivable, net.................................................         22,814             13,764
      Inventories..............................................................        271,389            223,188
      Prepaid expenses and other current assets................................         18,567             13,058
                                                                                 ---------------  ----------------
    Total current assets.......................................................        355,408            289,892
      Property and equipment, net..............................................        179,439            154,480
      Goodwill, net of accumulated amortization of $6,514
         in 1998 and $5,664 in 1997............................................         20,676             21,526
      Deferred charges and other noncurrent assets, net........................          5,321              6,201
                                                                                 ---------------  ----------------
Total assets...................................................................       $560,844           $472,099
                                                                                 ===============  ================

Liabilities and Shareholders' Equity
    Current liabilities:
      Accounts payable.........................................................       $115,754           $ 98,418
      Accrued expenses and other current liabilities...........................         84,761             68,099
                                                                                 ---------------  ----------------
    Total current liabilities..................................................        200,515            166,517
      Deferred income taxes and other long-term liabilities....................         36,753             25,547

    Shareholders' equity:
      Preferred stock, $0.01 par value; 1,000,000 shares authorized;
         none issued and outstanding...........................................             --                 --
      Common stock, $0.01 par value; 60,000,000 shares authorized;
         39,091,281 issued and 39,037,948 outstanding at December 31, 1998
         and 38,633,840 shares issued and outstanding at December 31, 1997.....            391                386
      Additional paid-in capital...............................................        211,378            204,514
      Retained earnings........................................................        113,197             75,135
      Treasury stock, at cost, 53,333 shares at December 31, 1998..............         (1,390)                --
                                                                                 ---------------  ----------------
    Total shareholders' equity.................................................        323,576            280,035
                                                                                 ---------------  ----------------

Total liabilities and shareholders' equity.....................................       $560,844           $472,099
                                                                                 ===============  ================

------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
------------------------------------------------------------------------

                                                      Common Stock           Additional
                                                      ------------            Paid-in        Retained      Treasury
                                                  Shares        Amount        Capital        Earnings       Stock        Total
---------------------------------------------- -------------  -----------   ------------    -----------   -----------  -----------
(in thousands, except number of shares)

Balance at December 31, 1995.................          200     $     --       $ 42,372        $ 34,306       $   --     $ 76,678
Net income...................................           --           --             --          15,039           --       15,039

Capital contributions by CVS, net
   of assets and liabilities transferred.....           --           --        158,010              --           --      158,010
Conversion of common stock...................   38,535,316          386           (386)             --           --          --
                                               -------------  -----------   ------------    -----------   -----------  -----------
Balance at December 31, 1996.................   38,535,516          386        199,996          49,345           --      249,727
Net income...................................           --           --             --          25,790           --       25,790
Common stock exercised under stock
   incentive plans...........................       98,324           --          1,018              --           --        1,018
Capital contribution by CVS..................           --           --          3,500              --           --        3,500
                                               -------------  -----------   ------------    -----------   -----------  -----------
Balance at December 31, 1997.................   38,633,840          386        204,514          75,135           --      280,035
Net income...................................           --           --             --          38,062           --       38,062
Common stock exercised under stock
   incentive plans...........................      457,441            5          6,864              --           --        6,869
Purchase of treasury stock...................      (53,333)          --             --              --       (1,390)      (1,390)
                                               -------------  -----------   ------------    -----------   -----------  -----------
Balance at December 31, 1998.................   39,037,948     $    391       $211,378        $113,197      $(1,390)    $323,576
                                               =============  ===========   ============    ===========   ===========  ===========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)
----------------------------------------------------------------

Years ended December 31                                           1998              1997            1996
-----------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net income..........................................       $   38,062        $  25,790        $  15,039
   Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization.....................           21,308           17,978           14,569
     Deferred income taxes.............................            2,502            2,677            4,342
     Loss on disposal of assets........................            1,560            2,912            2,400
     Changes in assets and liabilities:
       (Increase) decrease in accounts receivable......           (9,050)           3,620           (3,429)
       Increase in inventories.........................          (48,201)         (21,054)         (25,241)
       Increase in prepaid expenses and other
           current assets..............................           (4,814)            (690)            (957)
       Decrease (increase) in deferred charges
          and other noncurrent assets..................              175             (577)            (329)
       Increase in accounts payable....................              472           23,424                9
       Increase in accrued expenses and other
          liabilities..................................           25,671           21,078           13,836
                                                            --------------    -------------    -------------
   Net cash provided by operating activities...........           27,685           75,158           20,239
                                                            --------------    -------------    -------------

Cash flows from investing activities:
   Additions to property and equipment.................          (46,272)         (35,355)         (46,429)
                                                            --------------    -------------    -------------

Cash flows from financing activities:
   Proceeds from common stock exercised under
     stock incentive plans.............................            6,869            1,018               --
   Purchase of treasury stock..........................           (1,390)              --               --
   (Repayment) issuance of long-term note..............               --          (10,000)          13,500
   Increase (decrease) in book overdrafts..............           15,864          (17,853)          (3,976)
   Capital contributions by CVS........................               --               --          158,010
   Decrease in due to related parties..................               --               --         (118,652)
                                                            --------------    -------------    -------------
   Net cash provided by (used in) financing
   activities..........................................           21,343          (26,835)          48,882
                                                            --------------    -------------    -------------

   Net increase in cash and cash equivalents...........            2,756           12,968           22,692
   Cash and cash equivalents at beginning of year......           39,882           26,914            4,222
                                                            --------------    -------------    -------------
Cash and cash equivalents at end of year...............       $   42,638        $  39,882        $  26,914
                                                            --------------    -------------    -------------

Supplemental disclosure of cash flow information

Cash paid during the year for:
   Interest (net of amounts capitalized)...............       $      727        $   1,630        $   4,957
   Income taxes........................................       $   16,756        $   4,377        $   6,590

-------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
-----------------------------------------------------------------------

1.   Business

Linens 'n Things, Inc. and subsidiaries (collectively the "Company") operated 196 stores, including 183 superstores, in 38 states across the United States as of December 31, 1998. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods.

2.   Initial Public Offering

The Company was a wholly-owned subsidiary of CVS Corporation ("CVS") until November 26, 1996, when CVS completed an initial public offering ("IPO") of 13,000,000 shares of the Company's common stock (on a pre-split basis). Subsequent to the IPO, CVS owned approximately 32.5% of the Company's common stock. During 1997, CVS sold its remaining shares of the Company's common stock.

3.   Summary of Significant Accounting Policies

     Basis of Presentation

     The consolidated financial statements include those of Linens 'n Things, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Accounting Changes

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128") which requires a dual presentation of earnings per share - basic and diluted. Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding which were approximately 38,895,000 in 1998, 38,578,000 in 1997 and 38,536,000 in
     1996. Diluted earnings per share has been computed by dividing net income by the weighted average number of shares outstanding including the dilutive effects of stock options and deferred stock grants. The total shares outstanding for the diluted earnings per share calculation were approximately 40,407,000 in 1998, 39,537,000 in 1997 and 38,558,000 in
     1996.

     Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As permitted under SFAS No. 123, the Company elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will account for such compensation under the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"). The Company has, however, complied with the disclosure requirements of SFAS No. 123.

     Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures About Fair Value Of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

     Cash and Cash Equivalents

     The Company's cash management program utilizes controlled disbursement accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities. Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

     Inventories

     Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market. Inventories are determined on the retail inventory method valued on a first-in, first-out (FIFO) basis.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (40 years for building and 5 to 15 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years, beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets. Fully depreciated property and equipment is removed from the asset and related accumulated depreciation accounts.

     Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

     Impairment of Long-Lived Assets

     When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease term to the asset carrying values.

     Deferred Charges

     Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

     Goodwill

     The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis not to exceed 40 years. Impairment is assessed based on the profitability of the related business relative to planned levels.

     Shareholders' Equity

     On April 14, 1998, the Board of Directors of the Company approved a two-for-one split of its common stock to be effected in the form of a stock dividend. The stock dividend was one additional share of common stock for each outstanding share of common stock and was distributed on May 7, 1998 to shareholders of record on April 24, 1998. Unless otherwise stated, all references to common shares outstanding and income per share in the consolidated financial statements, notes to consolidated financial statements, and management's discussion and analysis of financial condition and results of operations are on a post-split basis.

     Store Opening and Closing Costs

     New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

     Advertising Costs

     The Company charges production costs of advertising to expense the first time the advertising takes place.

     Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in income in the period that includes the enactment date.

     The Company and CVS have entered into a tax disaffiliation agreement. Under the agreement, the Company is generally responsible for any of its tax with respect to periods prior to the IPO, determined as if on a separate company basis.

     Use of Estimates in the Preparation of
     Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain reclassifications were made to the 1997 consolidated financial statements in order to conform to the 1998 presentation.

4.   Accounts Receivable, Net

Accounts receivable, net, consisted of the
following at December 31 (in thousands):    1998          1997
---------------------------------------------------------------
Credit and charge card receivables.....  $ 5,157       $ 4,299
Due from landlords and vendors.........   13,448         8,977
Other, net of allowance................    4,209           488
                                       ----------    ----------
                                         $22,814       $13,764
---------------------------------------------------------------

5.   Prepaid Expenses and Other Current Assets

Prepaid expenses and other current
assets consisted of the following at
December 31 (in thousands):                 1998          1997
---------------------------------------------------------------
Deferred income taxes..................  $ 9,353       $ 8,658
Other..................................    9,214         4,400
                                       ----------    ----------
                                         $18,567       $13,058
---------------------------------------------------------------

6.   Property and Equipment

Property and equipment consisted
of the following at December 31
(in thousands):                             1998          1997
------------------------------------  -------------------------
Land................................    $    430      $    430
Building............................       4,760         4,760
Furniture, fixtures and equipment...     172,502       139,827
Leasehold improvements..............      59,745        53,311
Computer software...................       9,086         6,813
                                      ------------  -----------
                                         246,523       205,141
Less accumulated depreciation
and amortization....................      67,084        50,661
                                      ------------  -----------
                                        $179,439      $154,480
---------------------------------------------------------------

7.   Accrued Expenses and Other Current Liabilities

Accrued expenses and other current
liabilities consisted of the following at
December 31 (in thousands):                 1998          1997
---------------------------------------------------------------
Income taxes payable.............        $13,754       $12,383
Other taxes payable..............         15,512        10,987
Salaries and employee benefits...          7,794         8,148
Other............................         47,701        36,581
                                       ----------    ----------
                                         $84,761       $68,099
---------------------------------------------------------------

8.   Short-Term Borrowing Arrangements

The Company has available a three-year, $90 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders expiring March 31, 2001. The amount of borrowings can be increased up to $125 million provided certain terms and conditions contained in the Credit Agreement are met. Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio, as defined in the Credit Agreement. As of December 31, 1998, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement also allows for up to $25 million in borrowings from uncommitted lines of credit outside of the Credit Agreement. As of December 31, 1998, the Company had no borrowings under the Credit Agreement or against the uncommitted lines of credit. The Company is not obligated under any formal or informal compensating balance requirements.

9.   Long-Term Note

In conjunction with the IPO, the Company issued a four-year, $13.5 million subordinated note (the "Note") to CVS. The Note provided for forgiveness by CVS, at varying amounts, based upon the proceeds from any sales by CVS of the Company's common stock together with the market value of any common stock which CVS continued to own at December 31, 1997. In May 1997, CVS sold shares of Company common stock representing substantially all of its holdings as part of a registered secondary offering. As a result of the net proceeds received by CVS, $3.5 million of the Note was forgiven and contributed as equity by CVS. In July 1997, the Company prepaid the remaining $10.0 million to CVS utilizing cash flows from operations. The Note contained no prepayment penalties. In 1997, the average borrowing rate for the Note through the date of repayment was 7.2%.

10.  Deferred Income Taxes and Other Long-Term
     Liabilities

Deferred income taxes and other long-
term liabilities consisted of the following
at December 31 (in thousands):
                                        1998          1997
------------------------------------------------------------
Deferred income taxes............     $18,566       $15,369
Other............................      18,187        10,178
                                      --------     ---------
                                      $36,753       $25,547
------------------------------------------------------------

11.  Leases

The Company has noncancelable operating leases, primarily for retail stores, which expire through 2022. The leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of net sales. Net rental expense for all operating leases for the years ended December 31 was as follows (in thousands):

                            1998           1997         1996
-------------------------------------------------------------
Minimum rentals.....     $83,881        $70,269      $53,264
Contingent rentals..         139            116          210
                        ---------     ----------    ---------
                          84,020         70,385       53,474
Less sublease rentals        563            572          151
                        ---------     ----------    ---------
                         $83,457        $69,813      $53,323
-------------------------------------------------------------

At December 31, 1998, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores were as follows (in thousands):

Year
-----------------------------------------------------------
1999......................................        $ 87,461
2000......................................          88,162
2001......................................          88,745
2002......................................          89,298
2003......................................          87,578
Thereafter................................         807,861
                                              -------------
                                                $1,249,105
                                              -------------
Total future minimum sublease rentals.....      $    4,837
                                              -------------
-----------------------------------------------------------
In addition, as of February 3, 1999, the Company had fully executed leases for 29 stores planned to open in 1999.

12.  Stock Incentive Plans

Concurrent with the IPO, the Company adopted the 1996 Incentive Compensation Plan (the "Plan"), which provides for the granting of options, deferred stock grants and other stock-based awards, up to a maximum of 4,624,264 shares of common stock, to key employees. The Company also adopted the 1996 Non-Employee Directors Stock Plan (the "Directors' Plan"), which provides for the granting of options and stock unit grants to non-employee directors ("eligible directors"), up to a maximum of 400,000 shares. The Company had reserved a total of 5,024,264 shares for issuance under these plans.

Stock options and grants under the Plan and the Directors' Plan are awarded at the fair market value of the shares at the date of grant. The right to exercise options generally commences one to five years after, and generally expires ten years after, the grant date, provided the optionee or eligible director continues to be employed by, or remains in service as director to, the Company.

Under the Directors' Plan, any person who becomes an eligible director currently receives an initial option grant to purchase 6,000 shares of common stock, and, at the date of each annual shareholders meeting thereafter, will receive an option grant to purchase 2,000 shares and a stock unit grant for 400 shares.

As of December 31, 1998, 197,665 deferred stock grants were outstanding under the Plan and the Directors' Plan. During 1998, 77,262 grants were released, 58,757 grants were awarded and 3,000 grants were canceled under the Plan and the Directors' Plan.

As of December 31, 1998, 2,921,633 stock options were outstanding under the Plan. During 1998, 839,708 options were granted, 378,611 options were exercised, 91,882 options were canceled and 702,066 options granted were exercisable at December 31, 1998. As of December 31, 1998, 60,200 stock options were outstanding under the Directors' Plan. During 1998, 14,000 options were granted, no stock options were exercised or canceled and 18,550 stock options were exercisable at December 31, 1998.

The following tables summarize information about stock option transactions for the Plan and the Directors' Plan:

                                   Number          Weighted-
                                     of             Average
                                   Shares       Exercise Price
---------------------------------------------------------------

Balance at IPO Date and
  December 31, 1996               2,016,660             $ 7.75
Options granted                     763,382             $17.01
Options exercised                    15,324             $ 7.75
Options canceled                    166,100             $ 7.78
                                 -----------    ---------------
Balance at December 31, 1997      2,598,618             $10.47
                                 -----------    ---------------

Options granted                     853,708             $30.31
Options exercised                   378,611             $ 7.86
Options canceled                     91,882             $12.56
                                 -----------    ---------------
Balance at December 31, 1998      2,981,833             $16.39
                                 -----------    ---------------

---------------------------------------------------------------
Options Exercisable as of:
---------------------------------------------------------------

---------------------------------------------------------------
December 31, 1997                   475,680             $ 7.75
December 31, 1998                   720,616             $10.03
---------------------------------------------------------------


                           Options Outstanding
               ---------------------------------------------

                   Outstanding         Weighted-
                      as of             Average
   Range of        December 31,        Remaining          Weighted-Average
Exercise Price        1998          Contractual Life       Exercise Price
----------------------------------------------------------------------------

 $7.75-$ 7.99       1,423,362         7.9 years                $ 7.75
 $8.00-$11.99          28,850         8.2 years                $10.36
$12.00-$15.99           5,200         8.6 years                $14.11
$16.00-$19.99         673,213         8.9 years                $17.44
$20.00-$23.99             200         9.1 years                $20.23
$24.00-$27.99          65,633         5.6 years                $26.10
$28.00-$31.99         780,125         9.9 years                $30.65
$32.00-$35.99           5,000         9.4 years                $33.72
$36.00-$39.99             250        10.0 years                $39.97
                  ------------      -------------            ---------

      Total         2,981,833         8.6 years                $16.39
                  ============      =============            =========

                    Options Exercisable
               ------------------------------

                     Outstanding
                        as of         Weighted-
   Range of          December 31,      Average
Exercise Price          1998        Exercise Price
---------------------------------------------------

 $7.75-$ 7.99          545,932          $ 7.75
 $8.00-$11.99            6,650          $10.32
$12.00-$15.99            1,300          $14.11
$16.00-$19.99          166,734          $17.44
                     ----------       ---------
      Total            720,616          $10.03
                     ==========       =========


The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants:

December 31                              1998      1997       1996
-------------------------------------------------------------------
Expected life (years)..........          4.5       5.0        5.0
Expected volatility............         45.0%     45.0%      45.0%
Risk-free interest rate........          4.7%      5.7%       6.0%
Expected dividend yield........          0.0%      0.0%       0.0%

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in connection with these plans in the accompanying consolidated financial statements. Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

(in millions, except per share data)         1998   1997   1996
------------------------------------------------------------------
Net income:
     As reported.......................     $38.1  $25.8  $15.0
     Pro forma.........................     $36.2  $24.9  $14.9

Net income per share of common stock:
  Basic:
     As reported.......................     $0.98  $0.67  $0.39
     Pro forma.........................     $0.93  $0.65  $0.39
  Diluted:
     As reported.......................     $0.94  $0.65  $0.39
     Pro forma.........................     $0.89  $0.63  $0.39

------------------------------------------------------------------

The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

13.  Employee Benefit Plans

On December 1, 1996, the Company adopted a 401(k) savings plan. All employees become eligible upon completion of twelve months of service within which 1,000 hours are worked, provided the employee is at least 21 years of age. Participants may contribute between 2% and 15% of annual earnings, subject to statutory limitations. Company contributions for the matching component amounted to approximately $1.7 million, $1.2 million and $0.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.

14.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows (in thousands):

                                         1998          1997
-------------------------------------------------------------
Deferred tax assets:
     Employee benefits..........       $5,178        $5,346
     Inventories................        5,222         4,920
     Other......................        1,989         1,767
                                     ---------    ----------
Total deferred tax assets.......       12,389        12,033

Deferred tax liabilities:
     Property and equipment.....       21,602        18,744
                                     ---------    ----------
Net deferred tax liability......       $9,213        $6,711

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred tax assets.

The provision for income taxes comprised the following for the years ended:

December 31 (in thousands):    1998          1997         1996
----------------------------------------------------------------
Current:
     Federal..........      $19,032       $12,102       $3,030
     State............        2,399         3,472        1,106
                           ---------    ----------    ---------
                             21,431        15,574        4,136
                           ---------    ----------    ---------
Deferred:
     Federal..........        2,148         2,416        5,484
     State............          264           714        1,332
                           ---------    ----------    ---------
                              2,412         3,130        6,816
                           ---------    ----------    ---------
Total                       $23,843       $18,704      $10,952

----------------------------------------------------------------

The following is a reconciliation between the statutory Federal income tax rate and the effective rate for the years ended:

  December 31                   1998        1997        1996
  -------------------------------------------------------------
  Effective tax rate.........    38.5%      42.0%       42.1%
  State income taxes, net of
    Federal benefit..........    (2.8)      (6.1)       (6.1)
  Goodwill...................    (0.5)      (0.7)       (1.1)
  Other......................    (0.2)      (0.2)        0.1
                               --------  ----------  ----------
  Statutory Federal income
    tax rate.................    35.0%      35.0%       35.0%

  -------------------------------------------------------------

15.  Related Party Transactions

Prior to the IPO, CVS provided financing and cash management for the Company, allocated certain costs to the Company for services provided, and charged the Company for costs related to participation in certain employee benefit programs. Such charges terminated upon the completion of the IPO and have been replaced by costs of the Company's own programs. If the Company had operated on a stand-alone basis for the year ended December 31, 1996, it would have incurred a net increase in expense of an estimated $755,000 pretax. The following is a summary of the amounts charged or allocated to the Company:

     Administrative Costs

     CVS allocated various administrative costs to the Company. Allocations were based on the Company's ratable share of costs incurred by CVS on behalf of the Company for the combined programs. The total costs allocated to the Company for the year ended December 31, 1996 was approximately $0.9 million.

     In addition, CVS guarantees the leases of certain stores operated by the Company, and prior to the IPO, charged a fee for that service which amounted to approximately $0.3 million for the year ended December 31, 1996.

     Borrowings

     The weighted average interest rate on borrowings from CVS and other subsidiary divisions for the year ended December 31, 1996 was 6.2%. The related interest expense recognized by the Company on such borrowings was $4.6 million.

     Employee Stock Ownership Plan

     The Company's employees participated in CVS' Employee Stock Ownership Plan ("ESOP"). The ESOP was a defined contribution plan for all employees meeting certain eligibility requirements.

     CVS charged compensation expense to the Company based upon total payments due to the ESOP. The charge allocated to the Company was based on the Company's proportionate share of qualifying compensation expense and did not reflect the manner in which CVS funded these costs or the related tax benefits realized by CVS. As a result of the Company's allocation from CVS, compensation expense of approximately $1.5 million was recognized for the year ended December 31, 1996.

These costs, with the exception of interest expense, are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

16.  Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

17.  Summary of Quarterly Results (unaudited)

(in thousands,
 except per        First    Second    Third    Fourth
share data)       Quarter   Quarter   Quarter  Quarter     Year
--------------------------------------------------------------------
Net sales
1998 ..........  $218,037  $222,094  $278,642  $347,421  $1,066,194
1997 ..........   179,911   185,723   225,239   283,351     874,224

Gross profit
1998 ..........    83,330    88,876   111,192   143,658     427,056
1997 ..........    68,315    72,519    89,246   116,220     346,300

Net income
1998 ..........     1,475     2,826    11,018    22,743      38,062
1997 ..........       352       990     7,532    16,916      25,790

Net income per
share
Basic(1)
--------
1998 ..........     $0.04     $0.07     $0.28     $0.58       $0.98
1997 ..........      0.01      0.03      0.20      0.44        0.67

Diluted(1)
----------
1998 ..........     $0.04     $0.07     $0.27     $0.56       $0.94
1997 ..........      0.01      0.03      0.19      0.42        0.65

--------------------------------------------------------------------

(1) Net Income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year

18.  Market Information

The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. The Company has not paid a dividend on its common stock. The high and low trading price of the Company's common stock for each quarter of 1998 and 1997 is as follows:

For the Year Ended December 31, 1998        High        Low
------------------------------------        ----        ---
First Quarter............................  $28 1/2      $19 1/2
Second Quarter.......................       34 11/16     27 1/16
Third Quarter............................   35 7/8       23
Fourth Quarter...........................   40 5/8       16 5/8

For the Year Ended December 31, 1997        High        Low
------------------------------------        ----        ---
First Quarter............................  $13          $ 8 3/4
Second Quarter...........................   14 5/8        9 1/8
Third Quarter............................   18 1/8       13
Fourth Quarter...........................   22 1/4       15 5/16

At December 31, 1998, there were approximately 7,850 beneficial shareholders.

Management's Responsibility for Financial Reporting
-------------------------------------------------------

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reasonable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's independent auditors.

The Audit Committee of the Board of Directors, currently consisting solely of outside non-management directors, will meet periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The independent auditors have free access to the Audit Committee.

KPMG LLP, certified public accountants, are engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in conformity with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.


/s/ Norman Axelrod

Norman Axelrod
Chairman, Chief Executive Officer and President



/s/ William T. Giles

William T. Giles
Vice President, Chief Financial Officer

February 3, 1999

Independent Auditors' Report
-------------------------------------------------------

To the Board of Directors and Shareholders
Linens 'n Things, Inc.

We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.




/s/ KPMG LLP

KPMG LLP

New York, New York
February 3, 1999